WINDSTREAM CORPORATION

4001 Rodney Parham Road
Little Rock, AR 72212

Anthony W. Thomas
Chief Financial Officer and Treasurer

501-748-7821
501-748-7400 Fax
Tony.Thomas@windstream.com

April 24, 2013

Robert S. Littlepage
Accountant Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:    Windstream Corporation
Form 10-K for the Year Ended December 31, 2012
Filed February 20, 2013
File No. 1-32422

Dear Mr. Littlepage:

This letter sets forth the responses of Windstream Corporation (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission contained in the letter dated and received April 15, 2013 regarding the above referenced Form 10-K. For your ease of reference, we have included the Staff's comments below and have provided our responses after each comment.

Form 10-K for the Year Ended December 31, 2012

Business Trends, page F-3
Wireless backhaul, page F-3

1.
We note that you have made significant success-based capital investments, which include building out fiber to new wireless towers and replacing copper facilities with fiber facilities to wireless towers that you already serve. Tell us how you evaluated the remaining economic life of copper facilities that you already serve and the impact on depreciation expense in subsequent periods.

April 24, 2013

Response:

Windstream utilizes the group or composite method of depreciation accounting for the fixed assets of our incumbent local exchange (ILEC) subsidiary companies. Under the composite method, we group individual assets, including copper cable, into asset categories utilizing homogeneous characteristics, considering the (i) use of the asset, (ii) similar operating conditions, and (iii) similar estimated useful lives. Periodically, with the assistance of outside expertise, we conduct depreciation studies to examine the depreciable life of our property, plant and equipment held for these ILEC subsidiaries. These depreciation studies consider factors such as technological changes impacting obsolescence, competition levels in each market, consumer trends, and various other industry data, to determine if changes in the rates used to depreciate the assets across each homogeneous group are needed.

We completed updated depreciation studies for our ILEC subsidiaries in the first quarter of 2012 in order to reevaluate the estimated remaining useful lives of our property, plant and equipment. These studies considered, among other factors, the impact of technological changes to our copper facilities, including the proliferation of fiber across our markets. These studies yielded higher depreciation rates, which were implemented in the first quarter of 2012 and drove a net increase to annual depreciation expense of approximately $59 million (see Critical Accounting Policies and Estimates - Useful Lives of Assets, page F-27), primarily due to increased depreciation rates for our copper plant.

18. Quarterly Financial Information, page F-92

2.	Please include a footnote to explain why you incurred a significant decline in operating income and net income during the fourth quarter of each of the last two years and advise us.

Response:

We note the Staff's comment and will add the footnoted explanation to our “significant events” section in the Quarterly Financial Information footnote in our filings prospectively. The disclosure will explain that the significant change in operating income and net income during the fourth quarters, compared to the previous three quarters, is due to the annual adjustment for recognizing the actuarial gains or losses for pension benefits.

An example of this disclosure is as follows:

As discussed in Note 8, we recognize actuarial gains and losses for pension benefits as a component of net periodic benefit expense (income) in the year in which the gains and losses occur. Results of operations for the fourth quarter of 201X includes an after-tax charge of $X related to pension benefits.

* * * * *

April 24, 2013

In connection with the above responses, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, or wish to discuss our responses, please call me at 501-748-7821.

Sincerely,

/s/Anthony W. Thomas
Anthony W. Thomas
Chief Financial Officer and Treasurer